2003 Annual Report

For more comprehensive information on Canadian Zinc Corporation,

its management and the Prairie Creek Mine,

please visit our website at

www.canadianzinc.com

CHAIRMAN'S LETTER TO SHAREHOLDERS

The perseverance and patience of many of the Company's shareholders was rewarded in 2003 as Canadian Zinc made some great steps forward.

Our objective is to deliver value to our shareholders. The Company’s share price on The Toronto Stock Exchange increased  529% in 2003, beginning the year at $0.21 per share and ending the year at $1.32 per share.

The trading volume of the Company's shares on the Toronto Stock Exchange exceeded 86 million shares, or almost three times the average number of shares outstanding, with over 82 million shares of this volume traded in the last four months of the year.

Canadian's Zinc's market capitalization increased from $7,274,015 on January 2, 2003 to $85,117,470  on December 31, 2003.

The Company made significant progress during 2003. Canadian Zinc raised a total of $15.6 million in new financing putting the Company in its healthiest financial condition ever and in a strong position to properly carry out our planned exploration, development and permitting activities at Prairie Creek during 2004.

The Prairie Creek mine is a significant Canadian resource and one of the highest-grade base metal properties in the world. Obtaining some important permits for Prairie Creek in September 2003, after a long and arduous permitting process, was finally a significant step forward. However, we do not yet have all the permits necessary to put the mine into production and a lot more permitting work needs to be done. An appeal, seeking judicial review of the decision of the Mackenzie Valley Water Board to issue the water license permit in September 2003, has been taken by the First Nations to the Federal Court. Also in 2003, we submitted a separate application for a land use permit for winter road access to the Prairie Creek property and this application is proceeding under regulatory review.

The Prairie Creek deposit contains substantial quantities of zinc, silver and lead and some copper. The prices of all these metals increased considerably during the past year and the outlook going forward is generally positive.

We have planned major exploration and development programmes at Prairie Creek scheduled to start in the summer of 2004 and we look forward to an active and exciting year working on the property.

The Company has gained many new shareholders and a broad new shareholder base over the past year. We welcome all our new shareholders and thank them for their investment and for their confidence in Canadian Zinc.

For more information on Canadian Zinc, please visit our web site at: www.canadianzinc.com

On behalf of the Board of Directors,

John F. Kearney

Chairman and President

May 10, 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTRODUCTION

The Management’s discussion and analysis of financial condition and results of operations (“MD&A”) provides a detailed analysis of Canadian Zinc’s business and compares its 2003 financial results with those of the previous year.  In order to better understand the MD&A, it should be read in conjunction with the Financial Statements and related notes.  The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and filed with appropriate regulatory authorities in Canada.  This MD&A is made as of May 10, 2004.

Management’s discussion and analysis contains certain forward-looking statements with respect to the Company’s activities and future financial results that are subject to risks and uncertainties that may cause the results or events predicted in this discussion to differ materially from actual results or events.

ADDITIONAL INFORMATION

Additional information relating to the Company including the Company Annual Information Form for the year 2003, dated May 10, 2004 is available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.canadianzinc.com.

TABLE OF CONTENTS
1. Overview Highlights of 2003	5. Summary of Quarterly Results and Fourth Quarter 2003

2. Selected Annual Financial Information

3.  Review of Financial Results

Revenue/Interest Income

Administrative Expenses

Amortization and Write-offs

Income Tax

Related Party Transactions

Stock Based Compensation

Exploration and Development Expense

Asset Retirement Obligations

6. Liquidity and Capital Resources Cash Flow Sources of Cash Financing Activities Use of Cash – Investing Activities Liquidity, Financial Condition and Capital Resources
4. Critical Accounting Policies and Estimates Use of Estimates Resource Interests Asset Retirement Obligations Stock Based Compensation Metal Prices and Exchange Rates	7. Risks and Uncertainties Political and Legislative Permitting and Environment Exploration and Development Metal Prices and Market Sentiment 8. Outlook

1.

OVERVIEW AND 2003 HIGHLIGHTS

Canadian Zinc Corporation is a public company listed on the Toronto Stock exchange under the symbol:CZN: and is engaged in the business of exploration and development of natural resource properties. The Company's principal focus is the exploration and development of the Prairie Creek Property, a large high-grade zinc/lead/silver property located in the Northwest Territories of Canada.

The Prairie Creek deposit contains a significant mineral resource containing an estimated 11.8 million tonnes grading an average12.5% zinc, 10.1% lead, 0.4% copper and 161 grammes of silver per tonne. The mine is one of the highest-grade base metal properties in the world and a major Canadian resource.

The Company made significant progress during 2003. Obtaining a Land Use Permit and a Water License for a decline and underground development and drilling and for a pilot plant metallurgical testing in September 2003, after a lengthy and arduous process, was finally an important step forward on the permitting front.

The Company also renewed two surface leases granted by the Federal Government relating to the operation and care and maintenance of the Prairie Creek Property site, for a period of ten years terminating March 31, 2012.

With the general improvement in metal prices, and in the investment market for resource companies, during the second half of 2003, the Company completed a number of financing to fund ongoing exploration, development and permitting of the Prairie Creek Property. During 2003 a total of $15,619, 802, before expenses, was raised representing a significant improvement in the Company's liquidity and working capital.

Towards the end of the year the Company negotiated an agreement with Titan Logix to purchase Titan's interest in the Prairie Creek Mine Property. Under the Agreement, which was completed shortly after year-end, the Company acquired the outstanding 40% interest in the physical plant and equipment at Prairie Creek, which it did not already own, and also repurchased a 2% net smelter royalty interest with a face value of $8.2 million. The consideration was the issue to Titan of 300,000 common shares and 250,000 share purchase warrants exercisable at $1.25 per share until June 22, 2005. The transaction simplified and consolidated the Company's 100% royalty free ownership interest of the Prairie Creek Property.

Canadian Zinc is in a strong financial condition. At December 31, 2003 the Company had cash and short term deposits of $13.5 million and is debt free.

2.

SELECTED ANNUAL FINANCIAL INFORMATION

The following selected annual financial information has been derived from the financial statements of the Company, which have been prepared in accordance with accounting principles generally accepted in Canada.  All amounts are in Canadian dollars.

	2003	2002	2001
Net earnings (loss)………………………………………. Per common share: Net earnings (loss)……………………………………... Diluted net earnings (loss)……………………………..	$(904,860) (0.02) (0.02)	$(937,208) (0.03) (0.03)	$(736,771) (0.03) (0.03)
Total assets……………………………………………. Cash and short-term investments……………………... Long-term debt and capital leases……………………….. Shareholders equity ……………………………………..	$26,744,636 $13,339,442 Nil $26,417,405	$12,956,852 $63,896 Nil $12,879,715	$13,260,386 $545,450 Nil $13,182,354

3.

REVIEW OF FINANCIAL RESULTS

For 2003, the Company reported a net loss of $904,860, compared to a loss of $937,208 in 2002.

Revenue and Interest Income

The Company is in the exploration and development stage and does not generate any cash flow. To date the Company has not earned any significant revenues other than minor interest income.  Interest income in 2003 was $28,380 compared to $4,552 in 2002, the increase being attributable to higher cash balances invested, specifically in the fourth quarter of 2003.

Administrative Expenses

Administrative expenses for 2003 were $928,121, compared to $749,939 in 2002.  The increase was largely attributable to increased corporate activity.  The major components of expenses were management compensation, shareholder and investor communication, professional fees, and listing and regulatory fees.  Shareholder and investor communication and listing and regulatory fees increased substantially from 2002 as a result of increased financing activities.

Amortization and Write-offs

Amortization of $5,119 ($7,074 – 2002) was minor and relates to the amortization of  equipment.

In 2002 the Company expended $136,747 in exploration of the Damoti Lake Property.  During the first quarter of 2003 the Company terminated its option agreement on this property and the total expenditure of $184,747 was written off and expensed in 2002.

Income Tax

The Company is not taxable and had no income tax expense for either 2003 or 2002.  The Company provided a valuation allowance equal to the future tax assets because the timing of the utilization of future tax assets is indeterminable.

Related Party Transactions

The Company had no related party transactions in 2003 or 2002 other than executive compensation and consulting fees of $286,256 and $109,257, respectively, paid to directors and corporations controlled by directors.

Stock Based Compensation

In 2003 the Company adopted the fair value method of accounting for stock options granted to employees and directors.  The Company charged $54,000 stock based compensation to operations during 2003.  Had the Company followed the fair value method in 2002 the Company would have recorded an additional compensation expense of $171,000 in respect of stock options granted and modified to employees and directors in 2002.  In 2002 the Company recorded $97,500 of stock based compensation on 500,000 stock options granted to a consultant.

Exploration and Development Expense

The Company capitalizes all exploration and development costs relating to its resource interests.  During 2003 the Company expended $217,326 on exploration and development on the Prairie Creek Property, the principal components of which were geology, lease rentals and permitting and bonding.

During 2002 the Company expended $319,807 on its resource properties of which $136,747 was expended on the Damoti Lake Property, with the balance on the Prairie Creek Property.  Full particulars of the deferred exploration and development costs are shown on the Schedule attached to the Financial Statements.

Asset Retirement Obligations

The Company follows the policy of recognizing the fair value of liabilities for asset retirement obligations in the period in which they are incurred.  A corresponding increase to the carrying amount of the related asset is generally recorded and depreciated over the life of the asset.  During 2003 the Company provided $117,990 in asset retirement obligations related to the Prairie Creek Property and a corresponding $219,600 increase in assets.  Amortization of the asset retirement obligation and equipment and asset retirement accretion totaling $32,460 was capitalized to deferred exploration and development costs.

4.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Canadian Zinc’s accounting policies are described in Note 3 to the financial statements. Management considers the following to be the most critical in understanding the judgments that are involved in preparing the Company’s financial statements and the uncertainties that could impact its results of operations, financial condition and future cash flows.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements.  The most significant estimates are related to the carrying value of resource interests and its recoverability, site restoration costs and asset retirement and related obligations.  Actual results could differ from those estimates.

Resource Interests

In accordance with its accounting policies the Company capitalizes exploration and development costs incurred on its Prairie Creek Property.  Upon commencement of production capitalized costs will be subject to depreciation and depletion over the estimated useful life of the project.  Management’s estimates of the recoverable reserves and resources, operating and capital costs and future metal prices are all subject to risks and uncertainties which may affect the assessment of recoverability of amounts recorded for resource interests.  The Company utilizes both measured and indicated resources and some inferred resources in its carrying value calculations.  These resources have not been estimated in accordance with National Instrument 43-101.

Asset Retirement Obligations

The Company follows the policy which requires that the fair value of liabilities for an asset retirement obligation be recognized in the period in which they are incurred.  The Company’s exploration and development activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and, over time, have become and are becoming more restrictive. Future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company.

Stock Based Compensation

In 2003 the Company adopted the fair value accounting based method for stock options.  The fair value of stock options is determined by the widely used Black-Scholes option pricing model which was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions.  The Company’s options have characteristics that are significantly different from those of traded options and changes in any of the assumptions used can materially affect fair value estimates.

Metal  Prices and Exchange Rates

The Company estimates the future prices of the metals it expects to produce based on historical trends and published forecasts.  Long-term metal prices used by the Company for Zinc, Lead and Copper are US$0.50, US$0.25, and US$0.90 respectively, per pound and US$5.50 per ounce of silver at an exchange rate of US$0.66 to CDN$1.00

5.

SUMMARY OF QUARTERLY RESULTS AND FOURTH QUARTER 2003

	Revenue $	Net Earnings (Loss) $	Net Earnings (Loss) per Common Share (1) $
2003		(Unaudited)
Fourth Quarter	27,505	(65,5173)	(0.02)
Third Quarter	263	(62,685)	(0.01)
Second Quarter	217	(69,583)	(0.01)
First Quarter	395	(117,419)	(0.03)
2002
Fourth Quarter	59	(345,674)	(0.03)
Third Quarter	1,772	(128,134)	(0.02)
Second Quarter	2,429	(273,444)	(0.01)
First Quarter	292	(189,956)	(0.01)

During the fourth quarter of 2003 the Company was mainly engaged in fund raising activities.  In the fourth quarter of 2003 the Company generated $12,449,908 from financing activities, net of issuance costs.

6.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

Canadian Zinc does not generate any cash flow and has no income other than minor interest income.  The Company relies on equity financings for its working capital requirements and to fund its planned exploration, development and permitting activities.  Interest income was $28,380 in 2003.

During 2003 the Company generated $15,619,803 gross proceeds from financing activities through the issue of 29,844,763 common shares in private placements, the exercise of options and the conversion of share purchase warrants.  Cash flow from financing activities, net of share issuance costs, was $14,388,550.  In 2002 cash flow from financing activities was $402,109.

Source of Cash - Financing Activities

In the first quarter of 2003 the Company completed two private placements for a total of $222,100 net of issuance costs

In November 2003 the Company completed a private placement financing for a total of $6,431,036 (net of issuance costs), of which $1,250,000 represented the issue of flow through shares.

In December 2003 the Company completed two further private placement financings for a total of $6,018,872 (net of costs), of which $500,000 represented the issue of flow-through shares.

During 2003 a total of 5,107,620 shares were issued arising from the conversion of previously issued share purchase warrants and 2,680,000 shares upon the exercise of director and employee stock options, generating an aggregate of $1,786,002.

In summary, during the year 2003 the Company raised a total of  $15,578,802, before fees and expenses, which will be utilized to fund the Company’s ongoing exploration, development and permitting activities and for general working capital.

Proceeds from the Issue of Common Shares	2003	2002
Private Placement Financing	$ 13,792,800	$ 402,109
Warrants Conversion	$ 1,223,002	0.00
Options Exercised	$ 563,000	0.00
Total Cash Raised	$15,578,802	$402,109

Use of Cash – Investing Activities

In 2003 cash used in operating activities was $845,741 which largely represents corporate and operating expenses, whilst cash used in investing activities was, $352,704including a payment of $130,000 deposit for the performance of abandonment and reclamation obligations and $217,326 exploration and development costs  All of the investment in exploration and development was made on the Prairie Creek Property.  A schedule of the Company’s deferred exploration and development costs is attached to the financial statements and shows the major components of expenditure.

In 2002 cash used in operating activities was $610,387, again largely representing corporate and operating expenses, whilst funds invested in exploration and development costs were  $339,807.

Liquidity, Financial Condition and Capital Resources

Canadian Zinc’s cash position, including term deposits, increased from $63,896 at December 31, 2002 to $13,339,442 at December 31, 2003.  The Company’s working capital increased to $13,184,656 from a working capital deficit of $5,559 at December 31, 2002.  The increase in each case was attributable to the funds generated from financing activities during the year which placed the Company in a strong financial condition and in a position to carry out its planned exploration, development and permitting activities.

During 2003 the Company issued 2,857,143 flow-through shares for total proceeds of $1,762,800.  These funds are committed for Canadian exploration expenditures with the tax benefits renounced and transferred to the investors.  At December 31, 2003 $165,529 of this commitment had been spent.

Canadian Zinc is in a debt free position and has no off balance sheet financing structures in place.  The Company is in its strongest financial position in a number of years.

At December 31, 2003 the Company had 64,482,932 common shares outstanding, with an authorized capital of 200,000,000 common shares with no par value, compared to 34,638,169 common shares outstanding at December 31, 2002.  During 2003 at a special meeting of shareholders the Company’s authorized capital was increased from 50,000,000 common shares of no par value to 200,000,000 common shares of no par value.  All common shares have one vote and rank equally for the payment of dividends or distribution of capital.

At December 31, 2003 the Company also had 12,405,000 share purchase warrants outstanding exercisable at varying prices between $0.23 and $1.25 per share and with varying expiring dates between January 2004 and June 2005.  The full exercise of all outstanding warrants and options would generate a total of  $9,776,050 in cash.

7.

RISKS AND UNCERTAINTIES

In conducting its business, Canadian Zinc faces a number of risks and uncertainties.  These are described in detail under the heading “Risk Factors” in the Company’s Annual Information Form for the year 2003, dated May 10, 2004, which is filed on SEDAR and which may be found at www.SEDAR.com and which is incorporated herein by reference.

The principal risks and uncertainties faced by the Company are summarized below.

Political and Legislative

Canadian Zinc conducts its operations in the Mackenzie Valley in the Northwest Territories of Canada in an area which is claimed by the Deh Cho First Nations as their traditional territory.  No land claim settlement agreement has been reached between Canada and the Deh Cho and title to the land is in dispute.  The Company’s operations are potentially subject to a number of political and legislative risks and the Company is not able to determine the impact of these risks on its business.  The Company’s operations and exploration activities are subject to extensive federal, provincial, territorial and local laws and regulations.  Such laws and regulations are subject to change and can become more stringent and costly over time.

In 2000 there was a major change to the legislative and regulatory framework and regulations in the Mackenzie Valley.  There can be no assurance that these laws and regulations will not change in the future in a manner that could have an adverse effect on the Company’s activities and financial condition.

Permitting and Environment

The Prairie Creek Project is located in an environmentally sensitive remote area in the Mackenzie Mountains, within the watershed of the South Nahanni River and in proximity to, but outside, the Nahanni National Park Reserve

The Company is required to obtain various permits to carry on its activities and is subject to various reclamation and environmental conditions.  Canadian Zinc does not have all of the permits necessary to operate the Prairie Creek Mine and there can be no assurance that it will be able to obtain those permits or obtain them within a reasonable time.  The Company has experienced long delays in obtaining permits to date.  The Company anticipates continuing difficulties with its permitting activities and faces ongoing opposition and legal challenges from certain interests

Exploration and Development

Exploration for minerals and development of mining operations involve many risks, many of which are outside the Company’s control.  In addition to the normal and usual risks of exploration and mining, The Prairie Creek Property is situated in a remote location and does not have the benefit of infrastructure or easy access.

Metal Prices and Market Sentiment

The prices of metals fluctuate wildly and are affected by many factors outside the Company's control. The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. The Company relies on equity financings for its working capital requirements and to fund its exploration, development and permitting activities. The Company does not have sufficient funds to put the Prairie Creek Property into production from its own financial resources. There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.

OUTLOOK

Canadian Zinc is currently in an exploration and development phase. During 2003, the Company was able to raise substantial new financing and by December 31, 2003, held cash and deposits of $13.5 million, placing the Company in a strong financial position to carry out its planned exploration, development and permitting activities.

Business conditions for Canadian Zinc are expected to be positive as increased demand for primary metals, allied to a growing shortage in supply, will help to sustain and improve metal prices, which in turn should encourage investor interest in mining and exploration companies.

Plans for 2004, include carrying out a major exploration programme on the Prairie Creek property, outside the immediate currently known resource area, and initiating the planned underground decline development and underground drilling programme. At the same time further technical and metallurgical studies will be carried out to advance the project towards commercial production.

The Company also intends to continue with its permitting activities and expects during the year to file an application for the Land Use Permits and Water License for commercial operation of the Prairie Creek mine.

CAUTIONARY NOTE:

Some of the statements contained in this document are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”.  Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995.  Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties.  Actual results relating to, among other things, mineral reserves, mineral resources, results of exploration, reclamation and other post-closure costs, capital costs, mine production costs and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals the Company experts to produce, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in areas in which the Company operates, technological and operational difficulties encountered in connection with the Company’s activities, labour relations matters, costs and changing foreign exchange rates and other matters discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.  This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.  These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements.  Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by the Company with securities regulatory authorities.  The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

ELLIS FOSTER

           CHARTERED ACCOUNTANTS

1650 West 1st Avenue

Vancouver, BC  Canada   V6J 1G1

Telephone:  (604) 734-1112  Facsimile: (604) 714-5916

Website:  www.ellisfoster.com

AUDITORS' REPORT

To the Shareholders of

CANADIAN ZINC CORPORATION

We have audited the balance sheets of Canadian Zinc Corporation as at December 31, 2003 and 2002 and the statements of operations and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.  As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

“Ellis Foster”

Vancouver, Canada

January 21, 2004

Chartered Accountants

EF

A partnership of incorporated professionals

An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited

- members in principal cities throughout the world

CANADIAN ZINC CORPORATION

Balance Sheets
December 31, 2003 and 2002
		2003	2002

ASSETS

Current assets
Cash and cash equivalents		$13,339,442	$63,896
Accounts receivable and prepaids		54,455	7,792

		13,393,897	71,688

Resource interests (Note 4)		13,216,218	12,746,832

Plant and equipment (Note 5)		134,521	138,332

		$26,744,636	$12,956,852

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		$209,241	$77,137

Property closure and abandonment
provision (Note 4)		117,990	-

		327,231	77,137

SHAREHOLDERS' EQUITY

Share capital (Note 6)		34,937,298	20,363,788

Share subscriptions received		-	69,460

Contributed surplus		36,000	97,500

Deficit		(8,555,893)	(7,651,033)

		26,417,405	12,879,715

		$26,744,636	$12,956,852

Approved by the Directors:	"John F. Kearney"	"Robert J. Gayton"
	John F. Kearney	Robert J. Gayton

CANADIAN ZINC CORPORATION

Statements of Operations and Deficit
Years Ended December 31, 2003 and 2002
	2003	2002

Expenses
Amortization	5,119	7,074
Listing and Regulatory fees	102,086	26,115
Office and general	74,816	95,011
Professional fees	140,141	265,721
Management compensation	320,523	102,913
Stock-based compensation	54,000	97,500
Shareholder and investor communications	236,555	162,679
Interest income	(28,380)	(4,552)

	904,860	752,461

Operating loss	(904,860)	(752,461)

Writeoff of resource interest - Damoti Lake	-	(184,747)

Loss for the year	(904,860)	(937,208)

Deficit, beginning of year	(7,651,033)	(6,713,825)

Deficit, end of year	$(8,555,893)	$(7,651,033)

Loss per share - basic and diluted	$(0.02)	$(0.03)

Weighted average number of common
shares outstanding - basic and diluted	39,889,341	33,548,663

CANADIAN ZINC CORPORATION

Statements of Cash Flows
Years Ended December 31, 2003 and 2002
	2003	2002

Cash flows from (used in) operating activities
Loss for the year	$(904,860)	$(937,208)
Adjustment for items not involving cash:
- amortization	5,119	7,074
- stock-based compensation	54,000	97,500
- resource interest written off	-	184,747
- shares issued for consulting services	-	37,500

	(845,741)	(610,387)
Change in non-cash working capital items:
- accounts receivable and prepaids	(46,663)	(2,034)
- accounts payable and accrued liabilities	132,104	(895)

	(760,300)	(613,316)

Cash flows from financing activities
Proceeds from shares issued and subscribed,
net of issuance costs	14,388,550	471,569

Cash flows used in investing activities
Purchase of equipment	(5,378)	-
Acquisition of mineral interest - Damoti Lake	-	(20,000)
Exploration costs, excluding amortization
and accretion	(217,326)	(319,807)
Lease and property abandonment deposit	(130,000)	-

	(352,704)	(339,807)

Increase (decrease) in cash and cash equivalents	13,275,546	(481,554)

Cash and cash equivalents, beginning of year	63,896	545,450

Cash and cash equivalents, end of year	$13,339,442	$63,896

CANADIAN ZINC CORPORATION

Notes to Financial Statements

December 31, 2003 and 2002

1.

Nature of Operations

The Company is primarily engaged in exploration and development of its Prairie Creek property and related activities.  The Company is considered to be in the exploration and development stage and to date has not earned any significant revenues.  The recoverability of amounts shown for mineral property and related deferred costs is dependent on the existence of economically recoverable reserves,  obtaining the necessary permits to operate a mine, obtaining the financing to complete development and  future profitable production (see Note 4).

2.

Change in Accounting Policies

Effective January 1, 2003, the Company prospectively adopted fair value method of accounting for the stock options awards granted to employees and directors, as recommended by Canadian Institute of Chartered Accountants Handbook Stock-based Compensation and Other Stock-based Payments.   The Handbook provides alternative methods of transition for the adoption of the fair value method and, as permitted, the Company has elected the prospective application, which allows the fair value method to be applied to awards  granted, modified or settled on or after January 1, 2003. Pro-forma disclosure for options issued prior to January 1, 2003, as required by the standard, had the Company used the fair value method is presented in Note 6.

The fair value of stock options is determined by the widely used Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the options. The fair value of direct awards of stock is determined by the quoted market price of the Company’s stock.

Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company’s stock options.

3.

Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amounts in the financial statements and the notes thereto.  Actual results may differ from those estimates.

Cash Equivalents

Cash equivalents usually consist of liquid investments which are readily convertible into cash with maturities of three months or less when purchased.  Cash equivalents consist of $7,000,000 (2002 - $nil) in redeemable term deposits.

CANADIAN ZINC CORPORATION

Notes to Financial Statements

December 31, 2003 and 2002

Plant and Equipment

Plant and equipment are recorded at cost, net of accumulated amortization.  Amortization is provided on a declining-balance basis at the following annual rates:

Mining equipment	30%
Office furniture and equipment	20%
Computer equipment	30%

Amortization is provided at half the annual rate in the year of acquisition.  No amortization is provided for the pilot plant as it has not been put to use

Resource Interests

The Company follows the policy of capitalizing all acquisition (including plant and equipment acquired with the property), exploration and development costs relating to the resource interests.  The amounts shown for resource interests represent costs incurred to date, less recoveries, and do not necessarily reflect present or future values. These costs will be amortized against revenue from future production or written off if the interest is abandoned or sold.

Depletion of costs capitalized on projects put into commercial production will be recorded using the unit-of-production method based upon estimated proven and probable reserves.

The carrying values of mineral interests, on a property-by-property basis, are reviewed by management at least annually to determine if they have become impaired.  If impairment is deemed to exist, the mineral property will be written down to its net recoverable value.

Ownership in resource interests involves certain inherent risks, including geological, metal prices, operating costs, and permitting risks.  Many of these risks are outside the Company’s control.

The ultimate recoverability of the amounts capitalized for the mineral properties is dependent upon the delineation of economically recoverable ore reserves, obtaining the necessary financing to complete their development, obtaining the necessary permits to operate a mine, and realizing profitable production or proceeds from the disposition thereof. Management’s estimates of recoverability of the Company’s investment in Prairie Creek has been based on current conditions.  However, it is reasonably possible that changes could occur which could adversely affect management’s estimates and may result in future writedowns of capitalized property carrying values.

Property Option Agreements

Property Option payments are recorded as resource property costs or recoveries when the payments are made or received, respectively.

Asset Retirement Obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which they incur and/or in which a reasonable estimate of such costs can be made.  The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset.  Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is also adjusted to reflect period-to-period changes in the liability.

CANADIAN ZINC CORPORATION

Notes to Financial Statements

December 31, 2003 and 2002

Long-lived Assets Impairment

Long-term assets of the Company are reviewed when changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition.  If impairment is deemed to exist, the asset will be written down to fair value.  Fair value is generally determined using a discounted cash flow analysis.

Earnings (Loss) Per Share

Earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period.  Diluted earnings (loss) per share amounts are calculated by the treasury stock method giving effect to the potential dilution that would occur if  options, warrants or other contracts to issue common shares were exercised or converted to common shares.  As the Company incurred net losses in fiscal 2003 and 2002, the stock options and share purchase warrants as disclosed in note 6 were not included in the computation of loss per share as such inclusion would be anti-dilutive.

Income Taxes

The Company follows the liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current period.  Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

4.

Resource Interests

The Company’s resource interests comprise the Prairie Creek Mine Property:

	2003	2002

Acquisition costs:
- mining lands	$2,750,000	$2,750,000
- plant and mills	500,000	500,000

Increase from asset retirement obligation	219,600	-
Exploration and development costs (see schedule)	9,746,618	9,496,832
	$13,216,218	$12,746,832

Prairie Creek Mine

In 1994, the Company acquired a 100% interest, subject to a 2% net smelter royalty interest ("N.S.R."), in the Prairie Creek Mine property located in Northwest Territories, Canada.  The acquisition included a 60% interest in the plant and equipment located on the property with an option to acquire the remaining 40% interest. One-half of the 40% interest will be transferred to the Company when N.S.R. payments have totalled $3,200,000 and the remaining one-half interest when additional N.S.R. payments have totalled $5,000,000, whereupon the N.S.R. will be terminated.

CANADIAN ZINC CORPORATION

Notes to Financial Statements

December 31, 2003 and 2002

Subsequent to December 31, 2003, the Company entered into an agreement with Titan to purchase Titan’s interest in the Prairie Creek Mine Property. Under the Agreement with Titan Logix Corp. (“Titan”)., the Company acquired the remaining 40% interest in the physical plant and equipment and repurchased the 2% NSR royalty.  The consideration for the acquisition was the issuance to Titan of 300,000 common shares and 250,000 purchase warrants exercisable at $1.25 per share until June 22, 2005.

During 2003 the Company renewed two surface leases granted by the Federal Government relating to the operation and care and maintenance of the Prairie Creek Mine Property for a period of ten years terminating March 31, 2012.  The Company paid $100,000 upon execution of the lease and is obligated to pay $30,000 per year for five years to a maximum of $250,000, (of which $130,000 was paid as at December 31, 2003) as a security deposit for the performance of abandonment and reclamation obligations under the leases.

On September 10, 2003 the Company was granted a Type A Land Use Permit and a Type B Water Licence for a period of five years commencing September 10, 2003 for underground development and exploration and for metallurgical testing, by the Mackenzie Valley Land and Water Board.  Under the terms of the Land Use Permit and Water Licence the Company is obliged to contribute the amounts of $30,000 and $70,000, respectively, as security deposits for reclamation obligations.

In 1996, the Company concluded a Co-operation Agreement with the Nahanni Butte Dene Band (“Band”) part of the Deh Cho First Nations.  In return for co-operation and assistance undertakings given by the Band towards the development of the Prairie Creek Project, the Company granted the following net profit interest and purchase option to the Band:

(i)

A 5% net profits interest in the Prairie Creek Project payable following the generation of profits after taxation equivalent to the aggregate cost of bringing the Prairie Creek Project into production and establishing the access road.

(ii)

An option to purchase either a 10% or a 15% interest in the Prairie Creek Project at any time prior to the expiry of three months following permitting for the Project, for the cash payment of either $6 million or $9 million, subject to price adjustment for exploration expenditure and inflation, respectively.

On October 10, 2003 an appeal to the Federal Court was filed by the Nahanni Butte Dene Band, Pehdzeh Kl First Nation and the Deh Cho First Nations  against the Mackenzie Valley Land and Water Board and the Company seeking judicial review of the decision of the Water Board to grant the Water Licence to the Company.  Filing of these proceedings by the Nahanni Butte Dene Band is in breach of the Co-operation Agreement.  The Nahanni Butte Dene Band has informed the Company that the Nahanni considers the Agreement terminated.  Such termination is not in accordance with the provisions of the Agreement.

The Company has adopted the Canadian Institute of Chartered Accountants Handbook’s recommendation on, Accounting for Asset Retirement Obligations which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred.  A corresponding increase for the carrying amount of the related asset is generally recorded and depreciated over the life of the asset.  The amount of the liability is subject to re-measurement at each reporting period.  At December 31, 2003 the Company has provided $117,990 in asset retirement obligations related to the Prairie Creek Property and a corresponding $219,600 increase in asset cost.

CANADIAN ZINC CORPORATION

Notes to Financial Statements

December 31, 2003 and 2002

Damoti Lake

In June 2002, the Company entered into an Option Agreement with Standard Mining Corporation (a corporation related to the Company by a common director) to acquire a 50% interest in the Damoti Lake gold  project by paying $20,000 in cash and issuing 100,000 common shares of the Company at $0.28 per share for $28,000.  The Company further expended $136,747 in exploration of this project.  During the first quarter for the fiscal year 2003, the Company terminated the Option Agreement.  The total expenditure of $184,747 has been written off.

5.

Plant and Equipment

	2003			2002
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Mining equipment	$164,940	$158,133	$ 6,807	$ 10,877
Pilot plant	108,161	-	108,161	108,161
Furniture, fixtures & equipment	83,670	64,117	19553	19,294

6.

Share Capital

Authorized:  200,000,000 (2002 - 50,000,000) common shares with no par value.

Issued:

Number of Shares		Amount
Balance, December 31, 2001	32,068,015	$19,896,179

Shares issued during the year:
Private placement at $0.15 per share	1,000,000	150,000
Consulting agreement at $0.15 per share	250,000	37,500
Private placement of flow-through shares at $0.23 per share (less $18,768 issuance cost)	729,914	149,112
Property option agreement at $0.28 per share	100,000	28,000
Private placement at $0.23 per share (less $9,758 issuance costs)	490,240	102,997
Balance, December 31, 2002	34,638,169	20,363,788

Shares issued during the year:
Private placements of flow-through and non-flow-through shares at $0.17 per share (less $32,900 issuance costs)	1,500,000	222,100
Private placements of flow-through and non-flow-through shares at $0.50 and $0.58 per share (less $656,764 issuance costs )	14,150,000	6,431,036
Private placements of flow-through and non-flow-through shares at $1.00 and $1.40 per share (less $531,128 issuance costs)	6,407,143	6,018,872
Exercise of stock options ranging from $0.20 to $0.25 per share (including $115,500 from contributed surplus attributed to stock-based compensation recognized in prior periods)	2,680,000	678,500
Exercise of share purchase warrants ranging from $0.17 to $0.25 per share	5,107,620	1,223,002
Balance, December 31, 2003	64,482,932	$34,937,298

CANADIAN ZINC CORPORATION

Notes to Financial Statements

December 31, 2003 and 2002

A summary of the Company’s stock option plans to December 31, 2003 is presented below:

	Shares	Weighted Average Exercise Price
Options outstanding at December 31, 2001	2,100,000	$ 0.48
Cancelled for repricing	(1,780,000)	$ (0.51)
Repriced	1,780,000	$ 0.20
Cancelled	(220,000)	$ (0.23)
Granted	800,000	$ 0.22
Options outstanding and exercisable at December 31, 2002	2,680,000	$ 0.21
Granted	900,000	$ 0.23
Exercised	(2,680,000)	$ (0.18)
Cancelled	(300,000)	$ (0.18)
Options outstanding and exercisable at December 31, 2003	600,000	$ 0.23

In 2003, the Company granted stock options to purchase an aggregate of 900,000 common shares at $0.23 per share to employees and directors of the Company.  These stock options  vested immediately and expire in five years.  Each option entitles the holder to acquire one common share of the Company.

As described in Note 2, effective January 1, 2003, the Company prospectively adopted the fair value method of accounting for stock-based compensation granted to employees and directors.  Under this method, the Company charged $54,000 stock based compensation to operations during 2003.

The weighted average fair value of the options granted in 2003 was estimated at $0.06 by using the Black-Scholes Option Pricing Model with the following weighted average assumptions: risk-free interest rate of 5.5%, dividend yield of 0%, volatility of 70% and expected life of 4 years.

In 2002, the Company granted 300,000 stock options to its employees and directors and modified the exercise price of 1,780,000 existing options to $0.20 per share granted to its employees and directors and applied the intrinsic value based method of accounting.  Had the Company followed the fair value based method of accounting in fiscal year 2002, the Company would have recorded an additional compensation expense of $171,000 in respect of these employees and directors’ stock options.  Pro-forma loss and loss per share information determined under the fair value method of accounting for fiscal year 2002 are as follows:

Net (loss) for the fiscal year 2002:
- as reported	$ (937,208)
- pro-forma	(1,108,208)
Basic and diluted (loss) per share:
- as reported	$(0.03)
- pro-forma	$(0.03)

CANADIAN ZINC CORPORATION

Notes to Financial Statements

December 31, 2003 and 2002

In 2002 the Company recorded $97,500 of stock-based compensation on 500,000 stock options granted to a consultant.

The weighted average fair value of the options granted and modified in 2002 was estimated at $0.10 by using the Black Scholes Option Pricing Model with the following weighted average assumptions:  risk-free interest rate of 5.5%, dividend yield of 0%, volatility of 54% and expected life of 3.7 years.

The Black-Scholes model was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions.  In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise.  The Company’s options have characteristics which are significantly different from those of traded options, and changes in any of the assumptions can materially affect fair value estimate.

Warrants

12,405,000 share purchase warrants were issued as part of the private placements completed during 2003.  In accordance with Financial Instruments – Disclosure and Presentation (CICA 3860), share purchase warrants attached to private placement units issued in 2003 were valued using the Residual Approach.  Under this approach, proceeds up to the Company’s share market value are allocated to the shares and only the excess above the market value is allocated to the attached share purchase warrants.  This approach has been applied on a consistent basis.  No value has been allocated to these warrants as determined under the Residual Approach. Warrants  entitling the holder to acquire one common share outstanding at December 31, 2003:

Number of Warrants	Exercise Price Per Warrant	Expiry Date
490,000	$0.25	January 24, 2004 (exercised)
50,000	$0.23	February 1, 2004 (exercised)
1,410,000	$0.58	November 10, 2004
705,000	$0.60	November 10, 2004
600,000	$1.25	December 22, 2004
5,825,000	$0.60	May 10, 2005
3,325,000	$1.25	June 22, 2005

7.

Related Party Transactions

The Company incurred the following expenses to directors and corporations controlled by directors of the Company:

		2003	2002

Consulting fees		$56,256	$109,257
Executive compensation		230,000	-
	$		$109,257

CANADIAN ZINC CORPORATION

Notes to Financial Statements

December 31, 2003 and 2002

8.

Income Taxes

The Company’s income tax expense for each of the years 2003 and 2002 is nil.  The Company provided a valuation allowance equal to the future tax assets because the timing of the utilization of the future tax assets is indeterminable.

As at December 31, 2003, the Company has non-capital losses of approximately $3,702,000, unused cumulative Canadian exploration and development expenses of $10,459,000 and undepreciated capital costs of approximately $889,000, to carry forward for tax purposes and are available to reduce taxable income of future years.  The non-capital losses expire from 2004 to 2010.  The exploration and development expenses and undepreciated capital costs can be carried forward indefinitely.  Future income tax benefits which may arise as a result of these losses have not been recognized in these financial statements as their realization is uncertain.

During the year ended December 31, 2003, the Company issued 2,857,143 (2002 – 729,914) flow-through shares for total proceeds of $1,762,800.  The funds were committed for Canadian exploration expenditures with the tax benefits renounced and transferred to the investors.  As at December 31, 2003, $165,529 has been spent.

9.

Non-cash Transactions

In fiscal year 2003, the Company issued 100,000 Units to a broker agent for corporate finance fees.  One Unit consists of one non-flow through share and one half of a share purchase warrant.  Two such half share purchase warrants entitle the holder to purchase one common share of the Company at prices of $0.60 and $1.25 per share for a period of eighteen months.

The 100,000 Units have been recorded as share issuance cost of $75,000 with an offsetting increase to share capital.

In fiscal year 2002, the Company issued 100,000 common shares to the optionor under the Damoti Lake Option Agreement at $0.28 per share.

In fiscal year 2002, the Company issued 250,000 common shares to a company controlled by a director of the Company for consulting services at $0.15 per share.

10.

Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments.  As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision.  Changes in assumptions can significantly affect estimated fair values.  The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.  The Company places its cash and cash equivalents with high credit quality financial institutions which invested the funds in AAA debt instruments.  The Company is not exposed to significant interest or currency risks arising from these financial instruments.

11.

Comparative Figures

Certain 2002 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2003.

CANADIAN ZINC CORPORATION

Notes to Financial Statements

December 31, 2003 and 2002

CANADIAN ZINC CORPORATION

Schedules of Deferred Exploration and Development Costs
Years Ended December 31, 2003 and 2002
	2003	2002

Exploration and development costs
Assaying and surveys	$1,802	$28,887
Camp operation	5,865	40,426
Lease Rental	74,145	43,563
Permitting and bonding	38,080	30,000
Salaries and consulting - geology	90,144	144,500
Travel	7,290	32,431

	217,326	319,807
Amortization - assets retirement obligation	24,400
Amortization - Equipment	4,070	4,661
Asset retirement accretion	3,990

Total exploration costs for the year	249,786	324,468

Deferred exploration costs, beginning of year	9,496,832	9,309,111

Deferred exploration costs written off - Damoti Lake	-	(136,747)

Deferred exploration costs, end of year	$9,746,618	$9,496,832